UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces
First Quarter 2022 Results

Lima, Peru, April 28, 2022 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the first quarter (1Q22) ended March 31, 2022.  All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

First Quarter Highlights:

•
1Q22 EBITDA from direct operations reached US$ 431.9 million, compared to US$ 39.7 million reported in 1Q22, reflecting US$ 300 million resulting from the sale of Buenaventura’s stake in Yanacocha and US$ 45 million from Newmont’s contribution to La Zanja’s future closure costs.

•	1Q22 EBITDA including associated companies reached US$ 578.7 million, compared to US$ 162.8 million in 1Q21.
•	1Q22 net income reached US$ 636.2 million, compared to a US$ 16.4 million for the same period in 2021.
•	1Q22 exploration at operating units increased to US$ 14.0 million, from US$ 9.3 million in 1Q21, aligned with the Company’s strategy to focus primarily on exploration.
•
1Q22 capital expenditures were US$ 19.9 million, compared to US$ 13.0 million for the same period in 2021. 1Q22 CAPEX includes US$ 2.8 million in CAPEX related to the San Gabriel Project and US$ 4.7 million in CAPEX related to the Yumpag Project.

•	The Company continued its strategy of progressively reducing fixed costs at the Uchucchacua mine to improve the cost structure efficiency when the operation restarts
•	1Q22 COVID related expenses were US$ 5.3 million, compared to the US$ 11.7 million reported in 1Q21. 2022 COVID related expenses estimates are between US$ 12.0 and US$ 14.0 million.
•	Buenaventura’s cash position reached US$ 337.4 million as of March 31, 2022. Net Debt was reduced to US$ 771 million, achieving a 1.71x Net Debt to EBITDA ratio.
•
Aligned with the Company’s commitment to deleveraging, on March 2, Buenaventura fully paid its syndicate loan amounting to US$ 275.0 million, and on March 18 the Company cancelled US$ 50 million of its revolving facility.

•
On March 30, the San Gabriel Mine Project received the Government of Peru’s approval of all required permits, enabling the Company to immediately commence mining project construction, development and exploitation.

•
2022 Production Guidance will be updated in 2Q22 due to a new mine plan in progress for El Brocal, resulting in an expected 1.0 to 1.5 million ounce decrease in silver production for the full year 2022.

Financial Highlights (in millions of US$, except EPS figures):

	1Q22	1Q21	Var
Total Revenues	232.9	185.9	25%
Operating Income	77.2	-9.5	N.A.
EBITDA Direct Operations	431.9	39.7	989%
EBITDA Including Affiliates	578.7	162.8	255%
Net Income	636.2	16.4	3786%
EPS	2.50	0.06	3786%

(*) As of March 31, 2022, Buenaventura had a weighted average number of shares outstanding of 253,986,867.

Compañía de Minas Buenaventura S.A.A.
First Quarter 2022 Results

Operating Revenues

1Q22 net sales were US$ 231.5 million, as compared to US$ 181.9 million reported in 1Q21; a year-on-year increase driven by higher metal prices during the quarter with an increase in gold and copper volume sold.

Operating Highlights	1Q22	1Q21%
Net Sales (million of US$)	231.5	181.9	27%
Average Gold Price (US$/oz.) Direct Operations (1) (2)	1,896	1,726	10%
Average Gold Price (US$/oz.) inc Associated (2) (3)	1,891	1,773	7%
Average Silver Price (US$/oz.) (2)	24.10	26.98	-11%
Average Lead Price (US$/MT) (2)	2,363	2,129	11%
Average Zinc Price (US$/MT) (2)	4,105	3,220	28%
Average Copper Price (US$/MT) (2)	9,950	8,994	11%

Volume Sold	1Q22	1Q21%
Gold Oz Direct Operations (1)	40,167	26,188	53%
Gold Oz inc Associated (3)	48,421	35,802	35%
Silver Oz	1,887,788	3,176,279	-41%
Lead MT	4,589	4,804	-4%
Zinc MT	10,179	10,806	-6%
Copper MT	9,734	7,551	29%

(1)	Buenaventura Consolidated figure includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
(2)	The realized price takes into account the adjustments of quotational periods.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal and 40.095% of Coimolache.

Production and Operating Costs

Buenaventura’s 1Q22 equity gold production was 41,470 ounces, compared to 27,138 ounces produced in 1Q21. Silver production from direct operations decreased by 44% year on year, lead production decreased by 3% year on year and zinc production decreased by 4% year on year, primarily due to the suspension of Uchucchacua’s operations as was previously announced. The Company’s 1Q22 copper production increased by 28%, year on year.

Compañía de Minas Buenaventura S.A.A.
First Quarter 2022 Results

Equity Production	1Q22	1Q21%
Gold Oz Direct Operations(1)	41,470	27,138	53%
Gold Oz including Associated(2) Companies	49,293	37,616	31%
Silver Oz Direct Operations(1)	1,762,701	3,172,627	-44%
Silver Oz including Associated Companies	1,996,171	3,438,393	-42%
Lead MT	4,142	4,257	-3%
Zinc MT	8,932	9,337	-4%
Copper MT Direct Operations(1)	6,241	4,893	28%
Copper MT including Associated Companies(3)	27,257	24,148	13%

Consolidated Production	1Q22	1Q21%
Gold Oz(4)	43,148	28,321	52%
Silver Oz(4)	2,171,414	3,779,837	-43%
Lead MT(4)	5,105	5,082	0%
Zinc MT(4)	12,316	13,274	-7%
Copper MT(4)	10,159	7,965	28%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 100% of La Zanja and 61.43% of El Brocal.
(2)	Based on 100% of Buenaventura´s operating units, 100% of La Zanja, 61.43% of El Brocal and 40.095% of Coimolache.
(3)	Based on 100% of Buenaventura´s operating units, 61.43% of El Brocal and 19.58% of Cerro Verde.
(4)	Based on 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.

Tambomayo (100% owned by Buenaventura)

Production
		1Q22	1Q21	Var %
Gold	Oz	13,867	15,347	-10%
Silver	Oz	419,396	284,677	47%

Cost Applicable to Sales
		1Q22	1Q21	Var %
Gold	US$/Oz	1,011	927	9%

1Q22 gold production at Tambomayo decreased 10% year on year, primarily due to a 35% decrease in the gold grade despite increased amounts of ore treated.

1Q22 Cost Applicable to Sales (CAS) increased to 1,011 US$/Oz, from 927 US$/Oz in 1Q21, primarily due to a 145% year on year increase in commercial deductions, as the Company sold more lead and zinc concentrates and less gold and silver during the first quarter of 2022. COVID-19 related expenses decreased by US$ 0.4 M, year on year.

Compañía de Minas Buenaventura S.A.A.
First Quarter 2022 Results

Orcopampa (100% owned by Buenaventura)

Production
		1Q22	1Q21	Var %
Gold	Oz	19,031	5,986	218%
Silver	Oz	7,856	1,043	654%

Cost Applicable to Sales
		1Q22	1Q21	Var %
Gold	US$/Oz	867	2,086	-58%

Increased 1Q22 gold production at Orcopampa was primarily due to a 248% year on year increase in ore volume treated due to positive reconciliation in both tonnage and grade. Cost Applicable to Sales (CAS) decreased to 867 US$/Oz in 1Q22, compared to 2,086 US$/Oz in 1Q21 due to an increase in ore treated despite a 49% increase in exploration expenses. COVID-19 related expenses also decreased by US$ 0.3 million year on year.

La Zanja (100% owned by Buenaventura)

Production
		1Q22	1Q21	Var %
Gold	Oz	5,900	3,908	51%
Silver	Oz	23,363	27,042	-14%

Cost Applicable to Sales
		1Q22	1Q21	Var %
Gold	US$/Oz	2,160	1,602	35%

1Q22 gold production increased by 51% year on year due to increased volume treated. 1Q22 Cost Applicable to Sales (CAS) was 2,160 US$/Oz; a 35% increase compared to 1,602 US$/Oz in 1Q21 due to an increase in the stripping ratio to 1.03 from 0.39; a 167% year on year increase, as well as production which was rescheduled due to intense rains in the area. COVID-19 related expenses decreased by US$ 0.2 million compared to 1Q21.

Coimolache (40.10% owned by Buenaventura)

Production
		1Q22	1Q21	Var %
Gold	Oz	19,512	26,133	-25%
Silver	Oz	77,195	200,993	-62%

Cost Applicable to Sales
		1Q22	1Q21	Var %
Gold	US$/Oz	1,276	816	56%

1Q22 gold production at Coimolache decreased by 25% year on year, due to a 32% decrease in ore stockpiled on the leach pad. 1Q22 Cost Applicable to Sales (CAS) increased 56% to 1,276 US$/Oz, compared to 816 US$/Oz in 1Q21, mainly due to a significant increase in exploration expenses to US$ 2 million in 1Q22. COVID related expenses also decreased by US$ 0.3 million, year on year.

Compañía de Minas Buenaventura S.A.A.
First Quarter 2022 Results

Uchucchacua (100% owned by Buenaventura)

Production
		1Q22	1Q21	Var %
Silver	Oz	0	1,243,916	-100%
Zinc	MT	0	1,246	-100%
Lead	MT	0	1,292	-100%

Cost Applicable to Sales
		1Q22	1Q21	Var %
Silver	US$/Oz	0.00	29.60	N.A.

Exploration tunneling and diamond drilling continues according to plan with an emphasis on the Nora-Geraldine orebody. Yumpag mine development began ramp-up during 1Q22 with a new contractor, also with exploration progressing as planned for the Camila and Tomasa orebodies.

Julcani (100% owned by Buenaventura)

Production
		1Q22	1Q21	Var %
Silver	Oz	661,132	648,854	2%

Cost Applicable to Sales
		1Q22	1Q21	Var %
Silver	US$/Oz	15.03	16.39	-8%

Julcani 1Q22 silver production was in line with 1Q21 production. 1Q22 Cost Applicable to Sales (CAS) was 15.03 US$/Oz; an 8% year on year decrease due to a 30% decrease in commercial deductions. COVID related expenses decreased by US$ 0.9 million year on year.

El Brocal (61.43% owned by Buenaventura)

Production
		1Q22	1Q21	Var %
Copper	MT	10,159	7,687	32%
Zinc	MT	8,772	10,207	-14%
Silver	Oz	1,059,666	1,574,305	-33%

Cost Applicable to Sales
		1Q22	1Q21	Var %
Copper	US$/MT	6,632	5,603	18%
Zinc	US$/MT	2,527	1,800	40%

El Brocal 1Q22 copper production increased by 32%, year on year. Tajo Norte 1Q22 zinc production decreased by 14% year on year as part of the anticipated transition from polymetallic to copper ore in the open pit mining sequence.

1Q22 Copper Cost Applicable to Sales (CAS) increased by 18% year on year while zinc CAS increased by 40% year on year. These increases are primarily due to a 52% increase in exploration expenses and a 32% increase in commercial deductions.

A landslide within the mine’s open pit occurred on March 19, 2022, resulting in the death of three workers. The exact cause of the landslide is under further investigation.

Compañía de Minas Buenaventura S.A.A.
First Quarter 2022 Results

General and Administrative Expenses

1Q22 General and Administrative expenses were US$ 18.5 million; a 9% increase as compared to US$ 17.0 million in 1Q21.

Exploration in Non-Operating Areas

1Q22 Non-Operating Area exploration costs were US$ 2.0 million, compared with US$ 1.7 million in 1Q21. During the first quarter 2022, Buenaventura focused exploration primarily within its Emperatriz project (La Zanja), resulting in US$ 0.6 million in exploration costs during 1Q22. Increased exploration during the quarter is aligned with Buenaventura´s strategy to maintain a pipeline of new discoveries and projects.

Net gain (loss) of currency exchange difference

1Q22 currency exchange related net gain was US$ 47.8 million, compared with a net loss of US$ 1.4 million in 1Q21 due to a year on year strengthening of the PEN relative to the US dollar (3.975 PEN/USD in 2021 vs 3.695 PEN/USD in 2022). SUNAT’s claim is registered in Peruvian Soles as part of Buenaventura’s ‘accounts receivables’, therefore, a lower exchange rate increases the total amount when converted to US dollars.

Share in Associated Companies

During 1Q22, Buenaventura’s share in associated companies increased to US$ 75.4 million, compared to US$ 58.2 million in 1Q21, comprised of:

Share in Associates’ Results (in millions of US$)	1Q22	1Q21	Var
Cerro Verde Contribution	74.4	54.1	38%
Coimolache Contribution	1.0	4.5	-77%
Others Contribution	0.0	-0.3	N.A.
Total Income from non-consolidated affiliates	75.4	58.2	30%

SAN GABRIEL Project

The San Gabriel construction permit was issued on March 23, 2022. The Company has therefore begun releasing purchase and service orders for construction and early works are underway.

CAPEX for the San Gabriel Project will increase to a range between US$ 420 million – 470 million due to:
-	Increased oil and supplies costs resulting from inflation
-	Additional lead times due to port congestion

Compañía de Minas Buenaventura S.A.A.
First Quarter 2022 Results

CERRO VERDE (19.58% owned by Buenaventura)

1Q22 copper production was 107,335 MT, 21,016 MT of which is attributable to Buenaventura; an increase as compared to 98,337 MT produced in 1Q21; 19,254 MT of which was attributable to Buenaventura.

Cerro Verde reported 1Q22 net income of US$ 379.8 million, compared to net income of US$ 276.2 million in 1Q21. This is primarily due to a 27% year on year net sales increase, mainly due to a higher average realized copper price of US$ 4.93 per pound in the first quarter of 2022, compared to US$ 4.35 per pound in the first quarter of 2021. This increase was partially offset by a year-on-year cost of sales increase due to increase in oil prices.

Cerro Verde 1Q22 CAPEX reached US$ 39.2 million.

COIMOLACHE (40.10% owned by Buenaventura)

1Q22 attributable contribution to net profit was US$ 1.0 million, as compared to US$ 4.5 million attributable contribution to net income in 1Q21.

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru: Tambomayo*, Orcopampa*, Uchucchacua*, Julcani*, La Zanja*, El Brocal and Coimolache.

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2020 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release and related conference call contain, in addition to historical information, forward-looking statements including statements related to the Company’s ability to manage its business and liquidity during and after the COVID-19 pandemic, the impact of the COVID-19 pandemic on the Company’s results of operations, including net revenues, earnings and cash flows, the Company’s ability to reduce costs and capital spending in response to the COVID-19 pandemic if needed, the Company’s balance sheet, liquidity and inventory position throughout and following the COVID-19 pandemic, the Company’s prospects for financial performance, growth and achievement of its long-term growth algorithm following the COVID-19 pandemic, future dividends and share repurchases.

This press release may also contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Compañía de Minas Buenaventura S.A.A.
First Quarter 2022 Results

**Tables to follow**

APPENDIX 1
Equity Participation in Subsidiaries and Associates (as of March 31, 2022)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C.*	100.00	Trapiche Project
Minera La Zanja S.A.*	100.00	La Zanja
Sociedad Minera El Brocal S.A.A*	61.43	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A. **	40.10	Tantahuatay
Sociedad Minera Cerro Verde S.A.A. **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A.*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A.*	100.00	Energy – Huanza Hydroelectrical plant

(*) Consolidated
(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A.
First Quarter 2022 Results

APPENDIX 2

Gold Production
Mining Unit	Operating Results	Unit	1Q22	1Q21	△%
Underground
Tambomayo	Ore Milled	DMT	142,293	112,273	27%
	Ore Grade	Gr/MT	3.48	5.38	-35%
	Recovery Rate	%	87.13	79.03	10%
	Ounces Produced*	Oz	13,867	15,347	-10%
Orcopampa	Ore Milled	DMT	59,297	17,052	248%
	Ore Grade	Gr/MT	10.02	10.70	-6%
	Recovery Rate	%	99.61	102.09	-2%
	Ounces Produced*	Oz	19,031	5,986	218%
Open Pit
La Zanja	Ounces Produced	Oz	5,900	3,908	51%
Coimolache	Ounces Produced	Oz	19,512	26,133	-25%
(*) Includes ounces from tailings dam retreatment

Silver Production
Mining Unit	Operating Results	Unit	1Q22	1Q21	△%
Underground
Tambomayo	Ore Milled	DMT	142,293	112,273	27%
	Ore Grade	Oz/MT	3.18	3.17	1%
	Recovery Rate	%	92.54	80.01	16%
	Ounces Produced	Oz	419,396	284,677	47%
Uchucchacua	Ore Milled	DMT	0	191,220	-100%
	Ore Grade	Oz/MT	-	7.77	-
	Recovery Rate	%	-	83.67	-
	Ounces Produced	Oz	0	1,243,916	-100%
Julcani	Ore Milled	DMT	31,491	32,139	-2%
	Ore Grade	Oz/MT	21.32	20.69	3%
	Recovery Rate	%	98.46	96.85	2%
	Ounces Produced	Oz	661,132	648,854	2%
Marcapunta	Ore Milled	DMT	637,980	497,768	28%
	Ore Grade	Oz/MT	0.92	0.76	21%
	Recovery Rate	%	54.43	54.45	0%
	Ounces Produced	Oz	302,408	205,556	47%
Open Pit
Tajo Norte Cu - Ag	Ore Milled	DMT	98,937	51,842	-
	Ore Grade	Oz/MT	2.31	4.16	-
	Recovery Rate	%	52.38	45.52	-
	Ounces Produced	Oz	119,639	102,388	-
Tajo Norte Pb - Zn	Ore Milled	DMT	592,112	574,748	3%
	Ore Grade	Oz/MT	1.89	3.04	-38%
	Recovery Rate	%	57.09	72.37	-21%
	Ounces Produced	Oz	637,619	1,266,360	-50%

Compañía de Minas Buenaventura S.A.A.
First Quarter 2022 Results

Zinc Production
Mining Unit	Operating Results	Unit	1Q22	1Q21	△%
Underground
Tambomayo	Ore Milled	DMT	142,293	112,273	27%
	Ore Grade	%	3.03	2.30	31%
	Recovery Rate	%	82.28	70.43	17%
	MT Produced	MT	3,543	1,821	95%
Uchucchacua	Ore Milled	DMT	0	191,220	-100%
	Ore Grade	%	-	1.27	-
	Recovery Rate	%	-	51.21	-
	MT Produced	MT	0	1,246	-100%
Open Pit
Tajo Norte Pb - Zn	Ore Milled	DMT	592,112	574,748	3%
	Ore Grade	%	2.51	2.81	-11%
	Recovery Rate	%	58.97	63.11	-7%
	MT Produced	MT	8,772	10,207	-14%

Copper Production
Mining Unit	Operating Results	Unit	1Q22	1Q21	△%
Underground
Marcapunta	Ore Milled	DMT	637,980	497,768	28%
	Ore Grade	%	1.75	1.71	2%
	Recovery Rate	%	83.36	87.51	-5%
	MT Produced	MT	9,408	7,447	26%
Tajo Norte Cu - Ag	Ore Milled	DMT	98,937	51,842	-
	Ore Grade	%	1.24	0.80	-
	Recovery Rate	%	60.98	57.94	-
	MT Produced	MT	751	240	-

Compañía de Minas Buenaventura S.A.A.
First Quarter 2022 Results

APPENDIX 3: Adjusted EBITDA Reconciliation (in thousand US$)

	1Q22	1Q21
Net Income	646,295	18,117
Add / Subtract:	-214,363	21,552
Depreciation and Amortization in cost of sales	45,721	46,488
Provision (credit) for income tax, net	27,166	16,073
Interest expense	16,571	10,909
Provision of bonuses and compensations	3,938	3,747
Loss (gain) on currency exchange difference	-47,810	1,441
Profit from discontinued operations	-479,997	2,337
Depreciation and amortization in administration expenses	918	909
Provision (reversal) for contingencies	-746	306
Depreciation and amortization in other, net	25	26
Share in associated companies by the equity method, net	-75,420	-58,224
Impairment (reversal) of inventories	-347	-2,312
Interest income	-9,573	-148
Cash from sale of investment in Yanacocha	300,000	0
Workers´ participation provision	5,191	0
EBITDA Buenaventura Direct Operations	431,932	39,669
EBITDA Cerro Verde (19.58%)	141,974	111,165
EBITDA Coimolache (40.095%)	4,817	11,985
EBITDA Buenaventura + All Associates	578,723	162,819

*Cerro Verde’s EBITDA accounts for D&A related to the capitalization of the stripping.

Note:
EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (2) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities

Compañía de Minas Buenaventura S.A.A.
First Quarter 2022 Results

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance.  Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

Operations’ Cost applicable to sales does not include operating cost for those months during which Buenaventura’s operations were suspended due to COVID-19, as these have been classified as “Unabsorbed costs due to production stoppage” within the financial statements.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and twelve months ended December 31, 2020 and 2021 and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and twelve months ended December 31, 2020 and 2021 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Compañía de Minas Buenaventura S.A.A.
First Quarter 2022 Results

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended March 31
	2021	2020
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	107,968	114,271
Add:
Consolidated Exploration in units in operation	14,017	9,328
Consolidated Commercial deductions	50,885	43,058
Consolidated Selling expenses	4,592	4,058
Consolidated Cost applicable to sales	177,462	170,716

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended March 31
	2021	2020
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	0	6
Julcani, Silver	7,266	7,516
Julcani, Lead	82	108
Julcani, Copper	54	14
Orcopampa, Gold	13,828	10,036
Orcopampa, Silver	62	60
Orcopampa, Copper	0	0
Tambomayo, Gold	8,528	10,564
Tambomayo, Silver	3,072	2,943
Tambomayo, Zinc	2,042	1,255
Tambomayo, Lead	4,559	1,718
La Zanja, Gold	11,709	6,196
La Zanja, Silver	558	710
El Brocal, Gold	1,951	1,093
El Brocal, Silver	7,546	10,176
El Brocal, Lead	1,907	1,576
El Brocal, Zinc	10,344	8,755
El Brocal, Copper	33,877	21,117
Uchucchacua	0	26,333
Non Mining Units	584	4,097
Consolidated Cost of sales, excluding depreciation and amortization	107,968	114,271

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended March 31
	2021	2020
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	0	1
Julcani, Silver	1,442	1,451
Julcani, Lead	16	21
Julcani, Copper	11	3
Orcopampa, Gold	2,674	1,789
Orcopampa, Silver	12	11
Orcopampa, Copper	0	0
Tambomayo, Gold	1,090	798
Tambomayo, Silver	393	222
Tambomayo, Lead	261	95
Tambomayo, Zinc	583	130
La Zanja, Gold	686	0
La Zanja, Silver	33	0
El Brocal, Gold	139	67
El Brocal, Silver	538	621
El Brocal, Lead	136	96
El Brocal, Zinc	737	534
El Brocal, Copper	2,415	1,288
Uchucchacua	2,852	2,202
Non Mining Units	0	0
Consolidated Exploration expenses in units in operation	14,017	9,328

Compañía de Minas Buenaventura S.A.A.
First Quarter 2022 Results

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral) to consolidated Commercial deductions:

	For the 3 months ended March 31
	2021	2020
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	-10	1
Julcani, Silver	704	987
Julcani, Lead	8	14
Julcani, Copper	4	2
Orcopampa, Gold	81	18
Orcopampa, Silver	1	3
Orcopampa, Copper	0	0
Tambomayo, Gold	2,045	1,584
Tambomayo, Silver	999	543
Tambomayo, Lead	443	215
Tambomayo, Zinc	5,059	1,139
La Zanja, Gold	43	27
La Zanja, Silver	3	3
El Brocal, Gold	1,545	1,005
El Brocal, Silver	5,106	5,081
El Brocal, Lead	1,179	751
El Brocal, Zinc	6,827	5,582
El Brocal, Copper	26,620	18,825
Uchucchacua	229	7,280
Non Mining Units	0	0
Consolidated Commercial deductions in units in operation	50,885	43,058

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated Selling expenses:

	For the 3 months ended March 31
	2021	2020
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	0	0
Julcani, Silver	154	111
Julcani, Lead	2	2
Julcani, Copper	1	0
Orcopampa, Gold	153	44
Orcopampa, Silver	1	0
Orcopampa, Copper	0	0
Tambomayo, Gold	656	619
Tambomayo, Silver	236	173
Tambomayo, Lead	157	74
Tambomayo, Zinc	351	101
La Zanja, Gold	32	20
La Zanja, Silver	2	2
El Brocal, Gold	81	51
El Brocal, Silver	311	479
El Brocal, Lead	79	74
El Brocal, Zinc	427	412
El Brocal, Copper	1,398	993
Uchucchacua	312	660
Non Mining Units	238	244
Consolidated Selling expenses	4,592	4,058

Compañía de Minas Buenaventura S.A.A.
First Quarter 2022 Results

	JULCANI
	1Q 2022						1Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	7,266	82	-	54	7,402	6	7,516	108	-	14	7,644
Add:
Exploration Expenses (US$000)	-	1,442	16	-	11	1,469	1	1,451	21	-	3	1,476
Commercial Deductions (US$000)	-10	704	8	-	4	706	1	987	14	-	2	1,003
Selling Expenses (US$000)	-	154.11	1.75	-	1	157	0.09	111.12	1.59	-	0.20	113
Cost Applicable to Sales (US$000)	-10	9,566	109	-	70	9,734	8	10,066	144	-	18	10,236
Divide:
Volume Sold	0	636,311	76	-	11	Not Applicable	10	614,164	113	-	14	Not Applicable
CAS	-	15.03	1,436	-	6,152	Not Applicable	793	16.39	1,278	-	1,271	Not Applicable

	ORCOPAMPA
	1Q 2022						1Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	13,828	62	-	-	-	13,890	10,036	60	-	-	-	10,097
Add:					-
Exploration Expenses (US$000)	2,674	12	-	-	-	2,686	1,789	11	-	-	-	1,800
Commercial Deductions (US$000)	81	1	-	-	-	81	18	3	-	-	-	21
Selling Expenses (US$000)	153	1	-	-	-	154	44	0	-	-	-	44
Cost Applicable to Sales (US$000)	16,736	76	-	-	-	16,811	11,888	74	-	-	-	11,962
Divide:
Volume Sold	19,307	6,928	-	-	-	Not Applicable	5,698	1,878	-	-	-	Not Applicable
CAS	867	10.93	-	-	-	Not Applicable	2,086	39.48	-	-	-	Not Applicable

	TAMBOMAYO
	1Q 2022						1Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	8,528	3,072	2,042	4,559	-	18,200	10,564	2,943	1,255	1,717.52	-	16,479
Add:
Exploration Expenses (US$000)	1,090	393	261	583	-	2,326	798	222	95	130	-	1,245
Commercial Deductions (US$000)	2,045	999	443	5,059	-	8,546	1,584	543	215	1,139	-	3,481
Selling Expenses (US$000)	656	236	157	351	-	1,401	619	173	74	101	-	966
Cost Applicable to Sales (US$000)	12,319	4,700	2,902	10,551	-	30,473	13,565	3,882	1,638	3,087	-	22,171
Divide:
Volume Sold	12,181	351,077	2,275	2,922	-	Not Applicable	14,631	257,290	1,440	1,401	-	Not Applicable
CAS	1,011	13.39	1,276	3,610	-	No Applicable	927	15.09	1,138	2,203	-	No Applicable

	LA ZANJA
	1Q 2022						1Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	11,709	558	-	-	-	12,267	6,196	710	-	-	-	6,906
Add:
Exploration Expenses (US$000)	686	33	-	-	-	719	-	-	-	-	-	-
Commercial Deductions (US$000)	43	3	-	-	-	46	27	3	-	-	-	29
Selling Expenses (US$000)	32	2	-	-	-	34	20	2	-	-	-	22
Cost Applicable to Sales (US$000)	12,471	595	-	-	-	13,066	6,242	715	-	-	-	6,957
Divide:
Volume Sold	5,773	21,818	-	-	-	Not Applicable	3,897	28,964	-	-	-	Not Applicable
CAS	2,160	27.25	-	-	-	Not Applicable	1,602	24.67	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A.
First Quarter 2022 Results

	BROCAL
	1Q 2022						1Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	1,951	7,546	1,907	10,344	33,877	55,625	1,093	10,176	1,576	8,755	21,117	42,716
Add:
Exploration Expenses (US$000)	139	538	136	737	2,415	3,965	67	621	96	534	1,288	2,605
Commercial Deductions (US$000)	1,545	5,106	1,179	6,827	26,620	41,277	1,005	5,081	751	5,582	18,825	31,244
Selling Expenses (US$000)	81	311	79	427	1,398	2,296	51	479	74	412	993	2,009
Cost Applicable to Sales (US$000)	3,715	13,501	3,301	18,336	64,310	103,163	2,216	16,356	2,496	15,283	42,223	78,574
Divide:
Volume Sold	2,907	852,933	2,239	7,256	9,697	Not Applicable	1,951	1,244,168	2,239	8,491	7,536	Not Applicable
CAS	1,278	15.83	1,475	2,527	6,632	Not Applicable	1,136	13.15	1,115	1,800	5,603	Not Applicable

	NON MINING COMPANIES
	1Q 2022						1Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	584	-	-	-	-	-	4,097
Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	238	-	-	-	-	-	244
Total (US$000)	-	-	-	-	-	822	-	-	-	-	-	4,341

	BUENAVENTURA CONSOLIDATED
	1Q 2022						1Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	36015.29207	18,504	4,031	14,903	33,931	107,968	27,895	44,033	4,527	12,588	21,130	114,271
Add:
Exploration Expenses (US$000)	4,589	2,417	413	1,320	2,425	14,017	2,655	4,197	345	841	1,290	9,328
Commercial Deductions (US$000)	3,704	6,812	1,630	11,886	26,623	50,885	2,635	12,016	1,324	8,256	18,827	43,058
Selling Expenses (US$000)	923	704	238	778	1,399	4,592	734	1,332	189	565	993	4,058
Cost Applicable to Sales (US$000)	45,231	28,437	6,312	28,887	64,379	177,462	33,919	61,579	6,385	22,250	42,241	170,715
Divide:
Volume Sold	40,167	1,869,066	4,589	10,179	9,709	Not Applicable	26,188	3,176,279	4,804	10,806	7,551	Not Applicable
CAS	1,126	15.21	1,375	2,838	6,631	Not Applicable	1,295	19.39	1,329	2,059	5,594	Not Applicable

	COIMOLACHE
	1Q 2022						1Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	23,760	1,283	-	-	-	25,043	22,158	2,601	-	-	-	24,759
Add:
Exploration Expenses (US$000)	2,015	109	-	-	-	2,124	320	37	-	-	-	357
Commercial Deductions (US$000)	254	30	-	-	-	284	220	26	-	-	-	246
Selling Expenses (US$000)	243	13	-	-	-	256	231	27	-	-	-	258
Cost Applicable to Sales (US$000)	26,272	1,435	-	-	-	27,707	22,929	2,691	-	-	-	25,620
Divide:
Volume Sold	20,586	96,634	-	-	-	Not Applicable	28,094	215,648	-	-	-	Not Applicable
CAS	1,276	14.85	-	-	-	Not Applicable	816	12.48	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A.
First Quarter 2022 Results

APPENDIX 5: All-in Sustaining Cost

All-in Sustaining Cost for 1Q22

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	1Q22		1Q22		1Q22		1Q22

Au Ounces Sold Net		40,167		5,773		20,586		54,194

	1Q22		1Q22		1Q22		1Q22
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	41,361	1,030	11,482	1,989	25,043	1,217	57,494	1,061
Exploration in Operating Units	9,333	232	719	125	2,124	103	10,566	195
Royalties	2,934	73	0	0	0	0	2,934	54
Comercial Deductions[3]	9,562	238	46	8	284	14	9,700	179
Selling Expenses	2,157	54	34	6	256	12	2,278	42
Administrative Expenses	12,075	301	684	118	905	44	12,801	236
Other, net	-831	-21	-108	-19	-372	-18	-1,037	-19
Sustaining Capex[4]	1,460	36	34	6	4,403	214	3,243	60

By-product Credit	-41,359	-1,030	-519	-90	-2,077	-101	-42,467	-784

All-in Sustaining Cost	36,692	913	12,372	2,143	30,566	1,485	61,319	1,131

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.
First Quarter 2022 Results

All-in Sustaining Cost for 1Q21

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	1Q21		1Q21		1Q21		1Q21

Au Ounces Sold Net		20,339		3,897		28,094		33,671

	1Q21		1Q21		1Q21		1Q21
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	67,170	3,303	9,588	2,460	24,759	881	82,185	2,441
Exploration in Operating Units	6,723	331	1	0	357	13	6,867	204
Royalties	776	38	0	0	0	0	776	23
Comercial Deductions[3]	11,786	579	29	7	246	9	11,900	353
Selling Expenses	1,930	95	22	6	258	9	2,045	61
Administrative Expenses	10,441	513	755	194	1,005	36	11,245	334
Other, net	177	9	31	8	240	9	290	9
Sustaining Capex[4]	2,476	122	39	10	6,264	223	5,008	149

By-product Credit	-64,040	-3,149	-788	-202	-5,821	-207	-66,792	-1,984

All-in Sustaining Cost	37,439	1,841	9,677	2,483	27,308	972	58,064	1,724

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.
First Quarter 2022 Results

APPENDIX 7

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim condensed consolidated statements of financial position
As of March 31, 2022 (unaudited) and December 31, 2021 (audited)
	2022	2021
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	337,410	376,999
Trade and other receivables	247,704	240,432
Inventories	98,172	86,264
Current income tax asset	10,579	15,456
Prepaid expenses	18,297	20,394
	712,162	739,545

Non-current assets
Trade and other receivables	678,173	635,832
Inventories	12,509	12,802
Investments in associates and joint venture	1,468,170	1,422,295
Property, plant, equipment, development costs, net	1,509,453	1,537,870
Deferred income tax asset	105,434	164,351
Prepaid expenses	23,698	23,920
Other assets	24,855	25,196
	3,822,292	3,822,266
Total assets	4,534,454	4,561,811

Liabilities and equity
Current liabilities
Bank loans	-	50,000
Trade and other payables	207,233	259,641
Provisions	86,088	81,039
Current income tax payable	10,382	3,026
Financial obligations	138,013	179,417
Hedge derivative financial instruments	17,505	6,976
	459,221	580,099
Liabilities directly associated with assets classified as held for sale	-	264,838
	459,221	844,937
Non-current liabilities
Trade and other payables	4,144	3,037
Provisions	232,465	232,288
Financial obligations	633,160	878,558
Contingent consideration liability	18,020	17,718
Deferred income tax liabilities	30,943	46,742
	918,732	1,178,343

Total liabilities	1,377,953	2,023,280

Equity
Capital stock	750,497	750,497
Investment shares	791	791
Additional paid-in capital	218,450	218,450
Legal reserve	163,270	163,270
Other reserves	269	269
Other reserves of equity	(8,666)	(4,477)
Retained earnings	1,875,208	1,239,526
Shareholders’ equity, net attributable to owners of the parent	2,999,819	2,368,326
Non-controlling interest	156,682	170,205
Total equity	3,156,501	2,538,531
Total liabilities and equity	4,534,454	4,561,811

Compañía de Minas Buenaventura S.A.A.
First Quarter 2022 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim consolidated statements of profit or loss (unaudited)
For the three-month period ended March 31, 2022 and 2021

	For the three-month period ended March 31,
	2022	2021
Continuing operations	US$(000)	US$(000)
Operating income
Sales of goods	227,855	178,517
Sales of services	3,683	3,412
Royalty income	1,381	3,959
Total operating income	232,919	185,888

Cost of sales
Cost of sales of goods, excluding depreciation and amortization	(107,418)	(114,108)
Unabsorbed cost due to production stoppage	(6,079)	-
Cost of sales of services, excluding depreciation and amortization	(550)	(163)
Depreciation and amortization	(45,721)	(46,488)
Exploration in operating units	(14,017)	(9,328)
Mining royalties	(4,409)	(1,712)
Total costs of sales	(178,194)	(171,799)
Gross profit	54,725	14,089

Operating income (expenses)
Administrative expenses	(18,494)	(16,972)
Selling expenses	(4,592)	(4,058)
Exploration in non-operating areas	(2,044)	(1,738)
Reversal (provision) of contingents	746	(306)
Other, net	46,891	(510)
Total operating income (expenses)	22,507	(23,584)

Operating profit (loss)	77,232	(9,495)

Share in the results of associates and joint venture	75,420	58,224
Exchange difference	47,810	(1,441)
Financial income	9,573	148
Financial costs	(16,571)	(10,909)

Profit before income tax	193,464	36,527

Current income tax	(22,330)	(6,727)
Deferred income tax	(4,836)	(9,346)
	(27,166)	(16,073)
Profit from continuing operations	166,298	20,454

Loss from discontinued operations, net of taxes	479,997	(2,337)
Net profit	646,295	18,117

Attributable to:
Owners of the parent	636,152	16,370
Non-controlling interest	10,143	1,747
	646,295	18,117

Basic and diluted profit (loss) per share stated in U.S. dollars	2.50	0.06

Weighted average number of shares outstanding
(common and investment), in units	253,986,867	253,986,867

Compañía de Minas Buenaventura S.A.A.
First Quarter 2022 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim condensed consolidated statements of cash flows (unaudited)
For the three-month periods ended March 31, 2022 and 2021

	For the three-month period ended March 31,
	2022	2021
	US$(000)	US$(000)

Cash flows from (used in) operating activities
Proceeds from sales of goods and services	235,299	209,521
Recovery from value added tax	8,027	6,434
Royalty received	5,643	4,710
Interest received	263	35
Dividends received from associates	-	3,551
Dividends received from investments	-	1,450
Payments to suppliers and third-parties, and others net	(188,893)	(152,342)
Payments to employees	(33,579)	(33,156)
Interest paid	(20,052)	(3,814)
Income tax and royalties paid to the Peruvian State	(57,497)	(4,884)
Payment of royalties	(2,934)	(776)
Payments for tax litigation	-	(7,462)

Net cash and cash equivalents provided by (used in) operating activities	(53,723)	23,267

Cash flows from (used in) investing activities
Gain from sale of investments	300,000	30
Income from purchase of shares in La Zanja	45,000	-
Proceeds from sales of property, plant and equipment	42	4,382
Acquisitions of property, plant and equipment	(19,863)	(12,960)
Payments for acquisitions of other assets	(94)	(96)

Net cash flows from (used in) investing activities	325,085	(8,644)

Cash flows from (used in) financing activities
Increase of restricted time deposits	29,117	-
Payments of financial obligations	(280,396)	(5,396)
Payments of bank loans	(50,000)	(10,397)
Short-term and low value lease payments	(7,594)	(6,484)
Dividends paid to non-controlling interest	(1,075)	(1,400)
Payments of obligations for leases	(1,010)	(1,017)
Increase (decrease) of restricted bank accounts	7	(5)

Net cash and cash equivalents provided by (used in) in financing activities	(310,951)	(24,699)

Decrease in cash and cash equivalents during the period, net	(39,589)	(10,076)
Cash and cash equivalents at beginning of period	376,999	235,449

Cash and cash equivalents at period-end	337,410	225,373

Compañía de Minas Buenaventura S.A.A.
First Quarter 2022 Results

	For the three-month period ended March 31,
	2022	2021
	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net profit	646,295	18,117

Plus (less):
Share in the results of associates and joint venture	(75,420)	(58,224)
Deferred income tax in Continued operations	4,836	9,346
Exchange difference	(47,810)	1,441
Fair value of provision for contingences liabilities	302	-
Accretion expense of provision for closure of mining units and exploration projects	1,199	1,414
Recovery (expense) for provision for contingencies	(746)	306
Income from purchase of shares in La Zanja	(45,000)	-
Depreciation and amortization in Cost of sales	45,721	46,488
Depreciation and amortization in Administration expenses	918	909
Depreciation and amortization in Other, net	25	26
Provision for estimated fair value of sales	4,057	9,625
Workers´ participation provision	5,191	-
Bonus provision - executives & employes	3,938	3,747
Reduction of debt restructuring costs by prepayment	(8,855)	-
Deferred income tax expense (income) in Discontinued operations	41,414	-
Income from discontinued operation of Yanacocha in Discontinued operations	(265,946)	1,003
Gain from sale of investments in Discontinued operations	(300,000)	(30)
Other minor	(208)	1,111

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	32,505	18,101
Inventories	(11,268)	1,114
Income tax credit	-	3,284
Prepaid expenses	2,319	4,217

Increase (decrease) in operating liabilities -
Trade and other accounts payable	(94,690)	(31,980)
Provisions	(2,080)	(1,914)
Income tax payable	9,580	(2,373)

Payments for tax litigation	-	(7,462)
Proceeds from dividends	-	5,001

Net cash and cash equivalents provided by operating activities	(53,723)	23,267

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: April 28, 2022